Proxy

(Solicited by Management)

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF PEACE ARCH ENTERTAINMENT GROUP INC. (the "Company")

TO BE HELD AT:

Peace Arch Entertainment Group Inc., 1867 Yonge Street, Ste. 650

Toronto, Ontario, M4S 1Y5

ON:

April 30, 2008 at 10:00 a.m.

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints Jeffrey Sagansky a director and officer of the Company, or failing him, Richard Watson,  a director  and officer of the Company or in place of the foregoing, ______________________________ as nominee of the undersigned, to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Annual and Special Meeting of the Shareholders of the Company  (the “AGM”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxy holder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full details of each item, please see the Notice of Meeting and Information Circular dated March 31, 2008 (the “Information Circular”)).

		For	Withhold
1.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company
		For	Against
2.	To authorize the directors to fix the auditors’ remuneration
		For	Against
3.	To determine the number of directors at seven (7)
		For	Against
4.	To pass a special resolution amending the articles of the Company
		For	Against
5.	To pass a special resolution adopting By Law No. 2

		For	Withhold
6.	To elect as directors all those named in Numbers 7 to 13 below
7.	To elect as a director, Drew Craig
8.	To elect as a director, Juliet Jones
9.	To elect as a director, Jeffrey Sagansky
10.	To elect as a director, Richard K. Watson
11	To elect as a director, Ian Fodie
12.	To elect as a director, Robert Essery
13.	To elect as a director, John Flock

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

      COMMON

     PREFERRED

 (Indicate Series)

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxy holder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by or on behalf of the Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxy holders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxy holders shown and do not complete the blank space provided for the appointment of an alternate proxy holder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxy holder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxy holder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxy holder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxy holder. If no choice is specified, the proxy holder has discretionary authority to vote as the proxy holder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxy holder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or other matters which may properly come before the Meeting as the proxy holder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of CIBC Mellon Trust Company of Canada, Proxy Dept, P.O. Box 721, Agincourt, ON M1S 0A1, by mail or by fax at 416-368-2502 or in person at CIBC Mellon Trust Company of Canada, 320 Bay Street, Banking Hall Level, Toronto, ON or at the Head Office of the Company at Suite 650 – 1867 Yonge Street, Toronto, Ontario, M4S 1Y5, 24 hrs prior to the time of the Meeting, or any adjournment thereof, or may be deposited with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof.